                            STEEL OF WEST VIRGINIA
                          17TH STREET AND 2ND AVENUE
                        HUNTINGTON, WEST VIRGINIA 25703

                               ----------------

                             INFORMATION STATEMENT
                       PURSUANT TO SECTION 14(F) OF THE
           SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                               ----------------

     NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND
              YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                               ----------------

  This Information Statement is being mailed on or about November 17, 1998 by Steel of West Virginia, Inc., a Delaware corporation (the "Company"), together with the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), to the holders of record of shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Roanoke Electric Steel Corporation, a Virginia corporation (the "Parent"), to a majority of the seats on the Board of Directors of the Company (the "Board of Directors" or the "Board").

  Pursuant to an Agreement and Plan of Merger, dated as of November 10, 1998 (the "Merger Agreement"), among the Company, the Parent and SWVA Acquisition, Inc., a Virginia corporation and a wholly owned subsidiary of the Parent (the "Purchaser"), the Purchaser has commenced a tender offer (the "Offer") for all of the issued and outstanding Shares and the associated rights to purchase Common Stock of the Company (the "Rights") issued pursuant to the Rights Agreement dated as of March 19, 1997, between the Company and Continental
Stock Transfer and Trust Company, as Rights Agent, as amended on November 10, 1998 (the "Rights Agreement"), at a price of $10.75 per Share, net to the seller in cash, and following the consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving as a wholly-owned subsidiary of the Parent. The Offer is currently scheduled to expire at 12:00 midnight, Eastern Standard Time, on December 15, 1998, at which time, if the Offer is not extended and all conditions to the Offer have not been satisfied or waived, the Purchaser is obligated to purchase all Shares validly tendered pursuant to the Offer not withdrawn. Unless the context otherwise requires, all references herein to Shares shall be deemed to include the associated Rights.

  The Merger Agreement provides that, promptly after the purchase of and payment for a majority of the outstanding Shares pursuant to the Offer, the Parent will be entitled to designate such number of directors as will give the Parent representation on the Board proportionate to its ownership interest in the Shares, rounded up to the next whole number. The Merger Agreement requires the Company to take all actions necessary (other than the calling of a stockholders meeting) to cause designees of the Parent (the "Parent Designees") to be elected to the Board under the circumstances described therein. This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

  Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and the Parent (the "Schedule 14D-1"). The Schedule 14D-9 and the
Schedule 14D-1, together with any exhibits thereto, may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Section 7 of the Offer to Purchase, as well as from the SEC's Website located at http://www.sec.gov.

  IN THE EVENT THAT THE PARENT OR THE PURCHASER DOES NOT ACQUIRE ANY SHARES PURSUANT TO THE OFFER, OR TERMINATES THE OFFER, OR IF THE MERGER AGREEMENT IS TERMINATED PURSUANT TO ITS TERMS BY THE PARENT, THE PURCHASER OR THE COMPANY PRIOR TO THE ELECTION OR APPOINTMENT OF THE PARENT DESIGNEES, NEITHER THE PARENT NOR THE PURCHASER WILL HAVE ANY RIGHT UNDER THE MERGER AGREEMENT TO HAVE THE PARENT DESIGNEES ELECTED OR APPOINTED TO THE COMPANY'S BOARD OF DIRECTORS.

  No action is required by the stockholders of the Company in connection with the election or appointment of the Parent Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

  The information contained in this Information Statement concerning the Parent, the Purchaser and the Parent Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of the Purchaser and the Parent are located at 102 Westside Boulevard, N.W., Roanoke, Virginia 24038-3948.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

GENERAL

  The Shares are the only class of voting securities of the Company outstanding. Each issued and outstanding Share is entitled to one vote. As of November 16, 1998, 6,010,795 Shares were issued and outstanding and 153,500 Shares were reserved for issuance upon the exercise of certain options outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth as of November 16, 1998, the beneficial ownership of Common Stock of each director, each executive officer, all directors and executive officers as a group, and each person known to the Company who owns more than 5% of the issued and outstanding Common Stock.

                                                   SHARES BENEFICIALLY OWNED
                                                   ----------------------------
   NAME AND ADDRESS OF                              NUMBER OF      PERCENT OF
     BENEFICIAL OWNER                                 SHARES         CLASS
   -------------------                             -------------  -------------
FMR Corp. ........................................   698,000(1)           11.32%
 62 Devonshire Street
 Boston, Massachusetts 02109


Robert L. Bunting, Jr. ...........................   475,267(2)            7.71%
 62 North Calibougue
 Hilton Head, South Carolina 29928


First Manhattan Co. ..............................   466,000(3)            7.56%
 437 Madison Avenue
 New York, New York 10022


Wachovia Corporation..............................   345,000(4)            5.60%
 301 North Main Street
 Winston-Salem, NC 27150-3099


Corbin & Company..................................   421,015(5)            6.83%
 6300 Ridglea Place, Suite 1111
 Fort Worth, Texas 76116

                                                 SHARES BENEFICIALLY OWNED
                                                 -----------------------------
   NAME AND ADDRESS OF                            NUMBER OF       PERCENT OF
     BENEFICIAL OWNER                               SHARES           CLASS
   -------------------                           -------------   -------------
Albert W. Eastburn(1)..........................          14,388(6)       *
 Steel of West Virginia, Inc.
 17th Street and 2nd Avenue
 Huntington, West Virginia 25703


Timothy R. Duke................................          38,197(7)       *
 Steel of West Virginia, Inc.
 17th Street and 2nd Avenue
 Huntington, West Virginia 25703


Stephen A. Albert..............................           8,000(6)       *
 Steel of West Virginia, Inc.
 17th Street and 2nd Avenue
 Huntington, West Virginia 25703


Daniel N. Pickens(1)...........................          11,621(6)       *
 Steel of West Virginia, Inc.
 17th Street and 2nd Avenue
 Huntington, West Virginia 25703


Paul E. Thompson(1)............................          10,733(6)       *
 Steel of West Virginia, Inc.
 17th Street and 2nd Avenue
 Huntington, West Virginia 25703


W. Bruce Groff, Jr. ...........................           1,770          *
 Steel of West Virginia, Inc.
 17th Street and 2nd Avenue
 Huntington, West Virginia 25703


Mark G. Meikle.................................           9,197(8)       *
 Steel of West Virginia, Inc.
 17th Street and 2nd Avenue
 Huntington, West Virginia 25703


All directors and executive officers as a group          93,906(9)        1.52%
 (7 persons)...................................

--------
*  Less than 1%.
(1) Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 698,000 shares of Common Stock as a result of acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Fidelity Low-Priced Stock Fund, amounted to 663,000 shares of Common Stock. Fidelity Low-Priced Stock Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109. Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 698,000 shares owned by the Funds. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the funds, which power resides with the funds' Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Board of Trustees. Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of Common Stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail P. Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is chairman of FMR Corp. and Abigail

    P. Johnson is a director of FMR Corp. The Johnson family group and all other Class B stockholders have entered into a stockholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of the Class B shares. Accordingly, through their ownership of voting Common Stock and the execution of the stockholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. The information set forth herein is based on a Schedule 13G dated February 14, 1998 filed by FMR Corp. with the Commission.
(2) Of this amount, 231,710 shares are held in a trust for the benefit of Mr. Bunting's wife, Nancy L. Bunting, and 235,557 shares are held in a trust for the benefit of Mr. Bunting. Mr. and Mrs. Bunting are co-trustees of each of said trusts. This amount includes 8,000 shares that Mr. Bunting has the right to acquire through the exercise of options.
(3) Includes 100,600 shares owned by family members of general partners of First Manhattan Co., as to which First Manhattan Co. disclaims dispositive power as to 600 of such shares and beneficial ownership as to 100,000 of such shares. The information set forth herein is based on a Schedule 13G dated February 9, 1998 filed by First Manhattan Co. with the Commission.
(4) Wachovia Corporation ("Wachovia"), a holding company, is the beneficial owner of 345,000 shares of Common Stock held by Wachovia Bank, N.A., as trustee. Wachovia has sole voting and dispositive power over such shares. The information set forth herein is based on a Schedule 13G dated February 11, 1998 filed by Wachovia with the Commission, which filing Wachovia states should not be deemed an admission of beneficial ownership by Wachovia or Wachovia Bank, N.A.
(5) Corbin & Company is a registered Investment Advisor. All of Corbin & Company's holdings are held on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities but no single client account relates to more than 5% of the outstanding Common Stock. The information set forth herein is based on a Schedule 13D dated October 1, 1998, filed by Corbin & Company with the Commission.
(6) This amount includes 8,000 shares that may be acquired by each of Messrs. Albert, Eastburn, Pickens and Thompson through the exercise of options.
(7) This amount includes 17,700 that may be acquired through the exercise of options.
(8) This amount includes 7,800 shares that may be acquired through the exercise of options.
(9) Includes 57,500 shares deemed outstanding that may be acquired through the exercise of options.

  Each of the Company's directors and certain of its officers have contractually agreed with the Parent in certain Stock Tender and Voting Agreements, each dated November 10, 1998, so long as the Merger Agreement is in effect, to tender their Shares in the Offer and to vote their Shares in favor of the Merger and against any action or agreement that would impede the Merger or the Offer.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires the Company's Directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the Commission initial reports of ownership and reports of changes in ownership of the Common Stock and other equity securities of the Company. To the Company's knowledge, based solely on a review of copies of such reports furnished to the Company, during the fiscal year ended December 31, 1997, there were late filings of Forms 5 to report the receipt of option grants to Messrs. Stephen Albert, Albert Eastburn, Timothy Duke, Daniel Pickens, Paul Thompson, Mark Meikle, Larry Gue and Robert L. Bunting under the Company's 1995 Employee Stock Option Plan and the 1995 Non-employee Stock Option Plan (the "Directors' Plan"), and to report the receipt of Common Stock by Messrs. Eastburn, Pickens and Thompson pursuant to the Directors' Plan. None of the Forms 5 were initially filed on a timely basis, but all Forms 5 have been filed. Mr. T. Elton North, the former President of Marshall Steel, Inc. (a wholly-owned subsidiary of the Company), did not file a Form 5 with regard to stock options granted to him in May 1997, which options expired upon his leaving the Company in December 1997. Mr. Duke has not yet filed a Form 4 with respect to the purchase of 500 shares in April 1998.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

   NAME                  AGE POSITION WITH THE COMPANY
   ----                  --- -------------------------
Albert W. Eastburn(1)...  70 Chairman and Director


Timothy R. Duke.........  47 President, Chief Executive Officer and Director


Stephen A. Albert.......  46 Director


Daniel N. Pickens(1)....  49 Director


Paul E. Thompson(1).....  68 Director


W. Bruce Groff, Jr. ....  56 Vice President of Human Relations


Mark G. Meikle..........  34 Vice President, Treasurer and Chief Financial Officer

--------
(1) Member of the Compensation and Benefits Committee and the Audit Committee.

  Albert W. Eastburn has been a Director of the Company since April 1993 and Chairman of the Board since July 1997. Mr. Eastburn was President and Chief Operating Officer of the Steel Group of Lukens, Inc., a leading specialized manufacturer of steel plate and stainless steel products ("Lukens"), from November 1988 until his retirement in 1991. Prior thereto, Mr. Eastburn held various positions at Lukens, which he joined in 1955.

  Timothy R. Duke has been President and Chief Executive Officer since July 1997; President and Chief Operating Officer from October 1996 to July 1997; a Director since October 1996; Vice President, Treasurer and Chief Financial Officer from March 1988 to October 1996; and Controller from June 1987 to March 1988. Mr. Duke was formerly the Manager-Operations Accounting at Joy Manufacturing Company ("Joy"), and served in various positions at Joy from 1979 until he joined the Company. Mr. Duke is a certified public accountant and a certified management accountant.

  Stephen A. Albert has been a Director of the Company since December 1986. Since January 1996, Mr. Albert has been a member of the law firm of Sierchio & Albert, P.C., counsel to the Company. Prior thereto, Mr. Albert was, since February 1989, special counsel to the law firm of Proskauer Rose LLP, counsel to the Company until January 1996, and prior thereto, Mr. Albert was a member of the law firms of Feit & Ahrens and Feit & Shor, which were counsel to the Company until February 1989. Mr. Albert has been engaged in the practice of law in New York City since 1977.

  Daniel N. Pickens has been a Director of the Company since April 1993. Mr. Pickens has been a First Vice President in the investment banking firm of Janney Montgomery Scott Inc. since July 1996. Prior thereto, Mr. Pickens was a First Vice President in the Corporate Finance Department of Wheat First Securities, Inc. ("Wheat First") and held various positions at Wheat First since 1981. Before joining Wheat First, Mr. Pickens practiced as an attorney in Philadelphia, Pennsylvania.

  Paul E. Thompson has been a Director of the Company since January 1994. From 1986 until his retirement in 1992, Mr. Thompson was a Sub-District Director, District 23, of the United Steel Workers of America ("USWA"). Prior thereto, Mr. Thompson was a Staff Representative, District 23, of the USWA.

  W. Bruce Groff, Jr. has been the Vice President of Human Relations of the Company since January 1998. Mr. Groff was the Director of Human Resources at Cerro Metal Products from July, 1996, until joining the Company. Prior thereto, Mr. Groff was the Director of Human Resources of Otis Elevator Company, North American Operations for eight years and before that Mr. Groff held various positions at Joy for 15 years, the last of which was Director of Labor Relations.

  Mark G. Meikle has been Vice President, Treasurer and Chief Financial Officer of the Company since October 1996, Corporate Controller from February 1991 until October 1996 and Assistant Controller from April 1989 to February 1991. Mr. Meikle previously was employed by Ernst & Young working in both the audit and tax departments. Mr. Meikle is a certified public accountant and a certified management accountant.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

  Promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, the Purchaser may designate up to such number of directors, rounded up to the next whole number, to the Board as will give the Purchaser representation on the Board equal to the product of the total number of directors on such Board (giving effect to the directors elected pursuant to this sentence and including any vacancies or unfilled newly-created directorships) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser bears to the total number of Shares then outstanding, and the Company will amend its Bylaws to provide for each of the matters set forth in the Merger Agreement with respect to the designation of directors and will, at such time, promptly take all action necessary to cause the Purchaser's designees to be so elected, including either increasing the size of the Board or securing the resignations of incumbent directors or both. At such times, the Company will use its reasonable best efforts to cause persons designated by the Purchaser to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board of directors, in each case only to the extent permitted by law. Until the Purchaser acquires a majority of the outstanding Shares on a fully-diluted basis, the Company will use its reasonable best efforts to ensure that all the members of the Board and such other boards and committees as of the date of the Merger Agreement who are not employees of the Company will remain members of the Board and such other boards and committees.

  The Company will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in order to fulfill its obligations with respect to the designation of directors and will include in the Schedule 14D-9 or a separate Rule 14f-1 information statement provided to stockholders such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill its obligations with respect to the designation of directors. The Parent or the Purchaser will supply to the Company and be solely responsible for the accuracy and completeness of any information with respect to either of them and their nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

  In addition to any vote of the Board required by law, the Certificate of Incorporation, as amended, the Bylaws of the Company or by the Merger Agreement, following the election or appointment of the Purchaser's designees pursuant to the terms of the Merger Agreement and prior to the effective time of the Merger (the "Effective Time"), the concurrence of a majority of the directors of the Company then in office who are neither designated by the Purchaser nor are employees of the Company (the "Disinterested Directors") will be required to authorize any amendment, or waiver of any term or condition, of the Merger Agreement or the Certificate of Incorporation, as amended, or Bylaws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Purchaser or waiver or assertion of any of the Company's rights hereunder. The number of Disinterested Directors will not be less than two; provided, however, that if the number of Disinterested Directors is reduced below two for any reason, the remaining Disinterested Director will be entitled to designate persons to fill such vacancies who will be deemed to be Disinterested Directors for purposes of the Merger Agreement, or if no Disinterested Directors then remain, the other directors who were directors prior to the date hereof will designate two persons to fill such vacancies who cannot be officers, stockholders or affiliates of the Company, the Parent or the Purchaser, and such persons will be deemed to be Disinterested Directors for purposes of the Merger Agreement.

  Set forth below is certain information with respect to those persons who may constitute the initial Parent Designees:

                                            PRINCIPAL OCCUPATION OR
    NAME AND PRINCIPAL                   EMPLOYMENT, MATERIAL POSITIONS
     BUSINESS ADDRESS       AGE           HELD DURING THE PAST 5 YEARS
    ------------------      ---          ------------------------------
Frank A. Boxley...........   65 President of Southwest Construction, Inc., a
 P.O. Box 917                   general contractor since 1993.
 Vinton, VA 24179
George B. Cartledge, Jr...   57 President, Grand Piano & Furniture Company,
 4235 Electric Rd., Suite       Inc., a retailer of home and office furnishings.
 100
 Roanoke, VA 24014
Thomas J. Crawford........   43 Secretary of the Parent since January 1985;
 P.O. Box 13948                 Assistant Vice President since January 1993;
 Roanoke, VA 24038-3948         prior thereto, he had served as Manager of
                                Inside Sales since 1984 and as a Sales
                                Representative since 1977. He has 20 years of
                                service with the Parent.

                                            PRINCIPAL OCCUPATION OR
    NAME AND PRINCIPAL                   EMPLOYMENT, MATERIAL POSITIONS
     BUSINESS ADDRESS       AGE           HELD DURING THE PAST 5 YEARS
    ------------------      ---          ------------------------------
Donald R. Higgins.........   53 Vice President--Sales of the Parent since
 P.O. Box 13948                 January 1986; prior thereto, he had served as
 Roanoke, VA 24038-3948         General Sales Manager since 1984 and Assistant
                                Sales Manager since 1978. He has 32 years of
                                service with the Parent.
George W. Logan...........   53 Chairman of Valley Financial Corporation, a
 P.O. Box 1190                  holding company for general commercial and
 Salem, VA 24153                retail banking business, since 1994; Chairman of
                                Warsaw Industrial Centers, a developer of
                                commercial distribution warehouses; Director,
                                Valley Financial Corporation since 1997.
Charles I. Lunsford, III..   58 Chairman, Chas. Lunsford Sons & Associates, a
 1812 Diamond Hill Rd.          general insurance firm and agency.
 Moneta, VA 24121
John E. Morris............   57 Vice President--Finance of the Parent since
 P.O. Box 13948                 October 1988 and as Assistant Treasurer since
 Roanoke, VA 24038-3948         1985; prior thereto, he had served as Controller
                                since 1971. He has 26 years of service with the
                                Parent.
Thomas L. Robertson.......   55 President and Chief Executive Officer, Carilion
 P.O. Box 13727                 Health System, a provider of healthcare
 Roanoke, VA 24026              services. Director, Roanoke Gas Company, an
                                energy provider, since 1992.
Donald G. Smith...........   63 Chairman of the Board, President, Treasurer and
 P.O. Box 13948                 Chief Executive of the Parent. Director,
 Roanoke, VA 24038-3948         American Electric Power Company, Inc. Chairman
                                of the Board of the Parent since February 1989,
                                as Chief Executive Officer since November 1986,
                                as President and Treasurer since January 1985
                                and as Director of the Parent since April 1984;
                                prior thereto, he had served as Vice President--
                                Administration since September 1980 and as
                                Secretary since January 1967. He has 40 years of
                                service with the Parent.
Paul E. Torgerson.........   67 President, Virginia Polytechnic Institute and
 Virginia Polytechnic           State University since 1994; prior thereto,
 Institute                      President, Virginia Tech Corporate Research
 and State University           Center, Inc.
 210 Burress Hall
 Blacksburg, VA 24061
John D. Wilson............   67 Retired since May, 1995. Previously, President,
 3211 Laurel Drive              Washington & Lee University.
 Blacksburg, VA 24060

  Parent has advised the Company that each of the initial Parent Designees has consented to serve on the Board of Directors and that, to the best of its knowledge, none of the Parent Designees: (i) has a family relationship with any of the directors or executive officers of the Company; (ii) beneficially owns any securities (or rights to acquire securities) of the Company; (iii) has been involved in any transactions with the Company, has been indebted to the Company, or has any business relationships with the Company or any of its directors, executive officers or affiliates, of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; or (iv) has been the subject of any civil regulatory proceeding or any criminal proceeding.

GENERAL INFORMATION ABOUT BOARD OF DIRECTORS

  During the year ended December 31, 1997, the Board of Directors held 13 meetings. During that period no Director attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board of Directors held during the period for which he was a Director and (ii) the total number of meetings held by all Committees of the Board of Directors on which he served during the period that he served on such Committees.

  The Company's Board of Directors has a Compensation and Benefits Committee and an Audit Committee. The Board of Directors does not have a standing nominating committee. The Compensation and Benefits Committee (the "Compensation Committee") reviews employee compensation and benefits, and the Audit Committee reviews the scope of the independent audit, the appropriateness of the accounting policies, the adequacy of internal controls, the Company's year-end financial statements and such other matters relating to the Company's financial affairs as its members deem appropriate. During 1997, the Compensation and Benefits Committee held two meetings and the Audit Committee held one meeting.

  Pursuant to the Directors' Stock Option Plan, which is administered by the Compensation Committee (the "Directors' Plan"), on April 1 of each year each Director (currently Messrs. Albert, Eastburn, Pickens and Thompson) who is not an active employee of the Company receives a grant of options to purchase 2,000 shares of Common Stock. All such options are exercisable at the fair market value (determined in accordance with the provisions of the Directors'
Plan) at the date of grant, commencing on the first anniversary of that date, and expire ten years after that date. The Directors' Plan authorizes the issuance of up to 70,000 shares of Common Stock upon the exercise of non-qualified stock options granted to non-employee Directors of the Company.

  The non-employee Directors (other than Mr. Albert) also receive cash compensation for services as a Director, consisting of an annual retainer in the amount of $6,000, a fee of $1,000 for each committee on which he serves, and a fee of $1,000 for each meeting of the Board of Directors, the Compensation Committee and the Audit Committee that he attends, of which $11,000 of the compensation payable for a given year is paid in cash, and the balance of such compensation is paid by an award of shares of the Company's Common Stock. The award is paid on December 15 of each year, with the number of shares to be awarded determined by dividing the Director's compensation for the year, less $11,000, by the fair market value of the Common Stock on that date, with the Director receiving cash in lieu of fractional shares. In 1997, the non-employee Directors as a group received $33,000 of cash compensation and 4,026 shares of Common Stock for their services as Directors.

  As of November 16, 1998, all Directors who are not active employees of the Company have been granted options for an aggregate of 32,000 shares (8,000 shares each), of which options to acquire 24,000 shares have vested, and options to acquire 8,000 shares will vest on April 1, 1999. Of the vested options, one-third have an exercise price of $11 5/8 per share, one-third have an exercise price of $9 per share, and one-third have an exercise price of $8 per share. The exercise price of the unvested options is $10 1/4 per share. All of the options are for a period of ten years from the date of grant.

                            EXECUTIVE COMPENSATION

  The following table sets forth the compensation paid by the Company to certain of its executive officers (the "Named Executive Officers") for the years ended December 31, 1997, 1996 and 1995:

                                                                    ALL OTHER
      NAME AND PRINCIPAL POSITION        YEAR  SALARY   BONUS      COMPENSATION
      ---------------------------        ---- -------- --------    ------------
Robert L. Bunting, Jr. ................  1997 $121,875 $ 85,995(4)   $413,821(5)
 (former) Chief Executive Officer and    1996  225,000  112,500         8,538(5)
 Director(1)                             1995  225,000  150,750         9,958(5)
Timothy R. Duke........................  1997 $219,775 $158,760(4)   $ 12,703(6)
 Chief Executive Officer, President and  1996  153,327   78,400         6,058(6)
 Director(2)                             1995  139,167   77,679         9,570(6)
Mark G. Meikle.........................  1997 $101,667 $ 58,960(4)   $  4,978(7)
 Vice President, Treasurer and Chief     1996   80,676    1,869         3,111(7)
 Financial Officer                       1995   70,544    5,470         3,609(7)

                                                                   ALL OTHER
       NAME AND PRINCIPAL POSITION         YEAR  SALARY   BONUS   COMPENSATION
       ---------------------------         ---- -------- -------- ------------
Larry E. Gue.............................. 1997 $120,000 $  1,987   $  6,630(8)
 (former) Vice President of Human          1996  120,000    1,869      5,268(8)
 Resources (3)                             1995  120,000   35,470      6,403(8)

--------
(1) Mr. Bunting retired from his positions as Chief Executive Officer and Director as of July 11, 1997.
(2) Mr. Duke became the Chief Executive Officer of the Company on July 11,
    1997.
(3) Mr. Groff replaced Mr. Gue, as Vice President of Human Relations, in January, 1998.
(4) Includes the following discretionary cash bonuses recognized in 1997 results of operations but paid in January 1998; $85,995 to Robert L. Bunting, Jr.; $158,760 to Timothy R. Duke; and $58,960 to Mark G. Meikle.
(5) Consists of (i) $383,644 paid to Mr. Bunting pursuant to a Non-Competition Agreement, (ii) $21,443 paid to Mr. Bunting pursuant to his supplemental executive retirement plan, which paid the amount that he would have received under the Company's tax qualified retirement plan if the Internal Revenue Code limits did not apply; and (iii) $7,281, $6,081 and $7,500 contributed to a defined contribution plan and $1,453, $2,457, and $2,458 of costs for group-term life insurance coverage provided by the Company for 1997, 1996 and 1995, respectively.
(6) Consists of $7,500, $5,676 and $6,708 contributed to a defined contribution plan, $593, $382, and $186 costs for group-term life insurance coverage provided by the Company and $4,610, $0 and $2,676 paid in connection with the Company's scholarship program, which is available to all employees to which the Company pays a portion of the cost of post-high school education for employees' dependents, for 1997, 1996 and 1995, respectively.
(7) Consists of $4,921, $3,076 and $3,583 contributed to a defined contribution plan and $26, $35 and $57 of costs for group-term life insurance coverage provided by the Company for 1997, 1996 and 1995, respectively.
(8) Consists of $6,000, $4,865 and $6,000 contributed to a defined contribution plan and $630, $403 and $403 of costs for group-term life insurance coverage provided by the Company for 1997, 1996 and 1995, respectively.

  The following tables present certain additional information concerning stock options granted to the Named Executive Officers in 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                       INDIVIDUAL GRANTS
                         ----------------------------------------------
                                                                        POTENTIAL REALIZABLE
                                                                          VALUE AT ASSUMED
                                       % OF TOTAL                          ANNUAL RATES OF
                                        OPTIONS                              STOCK PRICE
                                       GRANTED TO  EXERCISE               APPRECIATION FOR
                                       EMPLOYEES   OR BASED    STATED      OPTION TERM(3)
                            OPTIONS    IN FISCAL  PRICE (PER EXPIRATION ---------------------
    NAME                 GRANTED(#)(1)    YEAR    SHARE)(2)     DATE        5%        10%
    ----                 ------------- ---------- ---------- ---------- ---------- ----------
Robert L. Bunting,
 Jr. ...................    12,300(4)     17.2      $9.00     5/15/07   $  180,319 $  287,123
Timothy R. Duke.........    11,700        16.4      $9.00     5/15/07      171,523    273,117
Mark G. Meikle..........     4,800         6.7      $9.00     5/15/07       70,368    112,048
Larry E. Gue............     3,600         5.0      $9.00     5/15/07       52,776     84,036

--------
(1) These options were granted as of May 15, 1997 in connection with the Company's 1995 Employee Stock Option Plan, and each option becomes exercisable on May 15, 1998.
(2) The exercise price for these options is equal to the market price of the Company's Common Stock on May 15, 1997.
(3) The amounts shown under these columns are the result of calculations at 5% and 10% rates over the ten year term of the options as required by the Securities and Exchange Commission and are not intended to forecast future appreciation of the stock price of the Company's Common Stock. The actual value, if any, an executive officer may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised.
(4) These options expired on July 11, 1997, upon Mr. Bunting's retirement.

                   AGGREGATED FISCAL YEAR-END OPTION VALUES

                              NUMBER OF SECURITIES                  VALUE OF UNEXERCISED
                         UNDERLYING UNEXERCISED OPTIONS                IN-THE-MONEY
                              AT DECEMBER 31, 1997             OPTIONS AT DECEMBER 31, 1997
                         ----------------------------------    --------------------------------
    NAME                  EXERCISABLE       UNEXERCISABLE       EXERCISABLE      UNEXERCISABLE
    ----                 --------------    ----------------    -------------    ---------------
Robert L. Bunting,
 Jr. ...................             8,000                --      $         --     $           --
Timothy R. Duke.........             6,000             11,700               --               1,462
Mark G. Meikle..........             3,000              4,800               --                 600
Larry Gue...............             3,000              3,600               --                 450

EMPLOYMENT ARRANGEMENTS

  The Company entered into Change of Control Severance Agreements with Timothy
R. Duke and Mark G. Meikle, dated July 9, 1997, and July 7, 1997, respectively, that provide that, upon a "change of control," Mr. Duke or Mr. Meikle will be entitled to receive an amount equal to the greater of 125% of his annual base salary for the year in which such change of control of the Company occurs, and 125% of his annual base salary for the year preceding the year in which such change of control of the Company occurs, payable at Mr. Duke's or Mr. Meikle's option in a lump sum or bi-monthly during the 12 months following such change of control. Mr. Duke had maintained a similar agreement with the Company since July 1996. The purchase of the Shares in the Offer will be deemed a Change of Control under these agreements, requiring the payments set forth in the agreements to be paid by the Surviving Corporation.

  The following is a summary of an employment agreement, dated November 10, 1998 between the Company and Mr. Duke (the "Employment Agreement") which has been filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full text of the Employment Agreement. The Employment Agreement becomes effective upon the acceptance and payment for the Shares in the Offer and continuing for three years thereafter (except that, if the Effective Time of the Merger does not occur within 120 days of the Outside Date (as defined in the Merger Agreement), the Company or the Parent may declare the Employment Agreement null and void). The Employment Agreement provides that, among other things, Mr. Duke will be employed as the President and Chief Executive Officer of the Company, will be appointed to the Board of Directors of the Parent and thereafter nominated for such position at the next annual meeting of stockholders of the Parent, and will be nominated and elected as a director of the Company for such terms as he shall serve as a director of the Parent. Mr. Duke's annual base salary will remain at $225,000, and he will be entitled to any incentive compensation that would be paid pursuant to an incentive formula contained therein or, after September 30, 1998, which may be paid in the sole discretion of the Board of the Company. Mr. Duke has agreed not to compete with the Company during the term of the Employment Agreement. The Employment Agreement terminates upon the death or disability of Mr. Duke or the expiration of the term of such agreement. The Employment Agreement may also be terminated by the Company with Cause (as defined therein), upon which in all cases no further payments (other than accrued salary) will be payable to Mr. Duke, or by Mr. Duke with Good Reason (which includes, among other things, demotion, relocation and change of control (other than a management buy-out)), in which case Mr. Duke will be paid his base salary for the remainder of the term of the Employment Agreement. The Parent has guaranteed the performance of the covenants and agreements in the Employment Agreement made by the Company.

 In connection with Mr. Bunting's retirement from the positions of Chairman and Chief Executive Officer of the Company, Mr. Bunting entered into a Non-Competition Agreement effective as of July 11, 1997. The Non-Competition Agreement provides that Mr. Bunting will not engage in any activities that are competitive with the Company during the 18 month period following the effective date of that Agreement. Pursuant to said Agreement, Mr. Bunting received a lump-sum payment of $383,644.

                         COMPENSATION COMMITTEE REPORT

  The Compensation Committee of the Board of Directors is comprised of Directors who are not active employees of the Company. The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors regarding the compensation and benefits of the Company's management. The Committee's philosophy is that the Company's goals are more likely to be achieved if management is encouraged to work together as a team and if final compensation is tied to the Company's and the individual's performance during the year, so that incentive compensation is awarded to management personnel, including the Company's Chief Executive Officer, to the extent that the Company achieves certain corporate goals, and the particular individual achieves certain personal goals. These goals include such Company factors as the change in operating income from the prior year, the Company's achievement of budgeted earnings objectives, and the Company's results of operations in light of economic conditions in the industry and the general economy, and such personal factors as the individual's supervision of or performance in his or her particular business unit, and his or her supervision of significant corporate projects. Stock options are granted so as to more directly align the long-term financial interests of the Company's management and stockholders.

  In 1997, the base compensation of the Company's Chief Executive Officer, Timothy R. Duke, was $225,000, which was the base compensation deemed by the Compensation Committee to be appropriate for the position. Discretionary bonuses awarded to management personnel for 1997 were paid in 1998, as described under "Executive Compensation." In May 1997 the Compensation Committee granted options for a total of 79,500 shares of Common Stock, including options granted to the Named Executive Officers (as set forth herein under "Option Grants in Last Fiscal Year"), at an exercise price of $9.00 per share.

                                          COMPENSATION COMMITTEE

                                          Albert W. Eastburn
                                          Daniel N. Pickens
                                          Paul E. Thompson

  The above report shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933, as amended, or the Exchange Act and shall not otherwise be deemed filed under such Acts.

   COMPENSATION AND BENEFITS COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Albert W. Eastburn, a member of the Compensation Committee, was elected the Chairman of the Company as of July 11, 1997. The compensation received by Mr. Eastburn for serving as a Director of the Company is non-discretionary. Mr. Eastburn receives no additional compensation for serving as Chairman. See also "Certain Transactions."

                               PERFORMANCE GRAPH

  Below is a graph comparing the cumulative total stockholder return on the Company's Common Stock for the last five years with the cumulative total return of companies included in the S&P 500 Stock Index and an index of peer companies selected by the Company. The graph assumes (i) investment of $100 on December 31, 1992 in the Company's Common Stock, the S&P 500 Index and common stock of the peer group and (ii) the reinvestment of all dividends. The peer group consists of Commercial Metals Co., Lukens, Inc., New Jersey Steel Corp., Nucor Corp. and Roanoke Electric Steel Corp.


                                  1992    1993    1994    1995    1996    1997
                                 ------- ------- ------- ------- ------- -------
Peer Group...................... 100.00% 130.32% 134.99% 138.98% 125.11% 118.49%
SWVA............................ 100.00% 154.55% 133.33% 112.12%  90.91% 110.61%
S&P 500......................... 100.00% 107.06% 105.41% 141.36% 170.01% 222.72%

                             CERTAIN TRANSACTIONS

  The law firm of Sierchio & Albert, P.C., of which Stephen Albert, a Director of the Company, is a member, has served as general counsel to the Company since January 1996. In 1997, the Company paid legal fees totaling $123,000 to Sierchio & Albert, P.C. for general representation of the Company. Additionally, the Company has also agreed to pay $150,000 to the law firm of Sierchio & Albert, P.C. for legal services performed by such firm in connection with the Merger Agreement, the Offer and the Merger, except that if the Offer is not completed, Sierchio & Albert, P.C. will charge for its legal services performed in connection with the Merger Agreement and the Offer in accordance with its standard hourly rates.

                                          Steel of West Virginia, Inc.

November 17, 1998